EXHIBIT 99.1

TeliaSonera's Annual General Meeting

STOCKHOLM, March 21, 2005 (PRIMEZONE) -- TeliaSonera's announcement regarding the Annual General Meeting of TeliaSonera AB (publ), Tuesday, April 26, 2005 at 5.00 p.m. Swedish time at Stockholm International Fairs in Alvsjo, Stockholm.

TeliaSonera intends to publish the notification of the Annual General Meeting in Post- och Inrikes Tidningar, Dagens Nyheter, Svenska Dagbladet in Sweden on Tuesday, March 22, 2005. The call center will be open from March 22, 2005 at 9.00 a.m. Swedish time for notification of participation.

Stockholm March 21, 2005

TeliaSonera AB (publ)

Information and a link to the notification per e-mail can be found on TeliaSonera's website: www.teliasonera.com under section Investor Relations

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004, TeliaSonera had 15,411,000 mobile customers (51,359,000 incl. associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl. associated companies) and 2,017,000 internet customers (2,056,000 incl. associated companies). Outside the home markets, TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

This information was brought to you by Waymaker http://www.waymaker.net

The complete release and shareholder invitation to the Annual Meeting can be found at http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=81834&fn=wkr0001.pdf

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

Ordinary Annual General Meeting in TeliaSonera AB (publ)

The shareholders of TeliaSonera AB (publ) are hereby summoned to the ordinary Annual General Meeting at 5.00 p.m. on Tuesday, April 26, 2005 at Stockholm International Fairs, (Alvsjo), Stockholm.

The premises will open at 4.00 p.m. Refreshments will be served before the meeting starts.

The Annual General Meeting will be interpreted into English and Finnish.

Right to participate

Shareholders wishing to participate in the Annual General Meeting must:

-- be listed as shareholders in the printout of the register of shareholders issued by VPC AB on Friday, April 15, 2005, and

-- have notified TeliaSonera AB of their intent to participate in the Annual General Meeting not later than 4.00 p.m. Swedish time on Wednesday, April 20, 2005.

Notice etc.

Notice of participation can be made in writing to TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden, by telephone +46-8-611 6015, by fax +46-8-611 6017, or, for private individuals, via the Internet at www.teliasonera.com under section Investor Relations. Notice may be provided by phone on weekdays between 9.00 a.m. and 5.00 p.m. Swedish time (however, not later than 4.00 p.m. on Wednesday, April 20). The notice must include name/company, social security/corporate registration number, address, telephone number (office hours) and number of accompanying persons. To facilitate admission to the Annual General Meeting, powers of attorney, registration certificates and other authorizing documents should be sent to the Company at the above address at the latest by Friday, April 22, 2005. Please note that any powers of attorney must be submitted in the original, and thus cannot be sent via the Internet or fax.

In order to be able to participate in the Annual General Meeting, shareholders who have allowed their shares to be registered in trust must temporarily re-register their shares in the register of shareholders under their own names by Friday, April 15, 2005. These shareholders must notify their trustees of this well in advance of Friday, April 15, 2005 when the re-registrations shall have been completed. This procedure may also be applicable for shareholders who are using a bank's share deposit and/or are trading via the Internet. Shareholders must contact their trustee well in advance for more information.

As Finnish shareholders within the Finnish book-entry system (APK) are nominee registered at VPC, these Finnish shareholders have to contact APK, by e-mail: tilinhoitajapalvelut@ncsdgroup.com or by phone: +358 9 6862 0609, for re-registration well in advance of April 15 to be able to participate in the AGM. Please note that APK will not automatically re-register all shareholders, as has been the case in previous years. Please also note that these Finnish shareholders still have to notify TeliaSonera of their intention to participate as described above.

As a service to those who are unable to attend, the CEO's speech at the Annual General Meeting will be posted on the homepage at www.teliasonera.com under section Investor Relations, as of the dayafter the meeting.

Agenda:

Opening of the Annual General Meeting

1. Election of chairperson of the meeting

2. Election of two persons to check the meeting minutes along with the chairperson

3. Preparation and approval of voting register

4. Adoption of agenda

5. Confirmation that the meeting has been duly and properly convened

6. Presentation of the Annual Report and Auditor's Report, Consolidated Financial Statements and Group Auditor's Report for 2004. Speech by President Anders Igel in connection herewith and a description of the Board of Directors work during 2004

7. Resolution to adopt the Income Statement, Balance Sheet, Consolidated Income Statement and Consolidated Balance Sheet for 2004

8. Resolution concerning appropriation of the Company's profits as per the adopted Balance Sheet, and setting of record date for the stock dividend

9. Resolution concerning discharging of members of the Board of Directors and the President from personal liability for the administration of the Company in 2004

10. Resolution concerning number of board members and deputy board members to be elected by the Annual General Meeting

11. Resolution concerning remuneration to the Board of Directors

12. Election of Board of Directors. The election will be preceded by information from the chairperson concerning positions held in other companies by the candidates

13. Election of chairman and deputy chairman of the Board of Directors

14. The Board of Directors' proposal to authorize the Board of Directors to decide on repurchase of shares through a public offer

15. The Board of Directors' proposal to reduce the share premium fond

16. The shareholders the Swedish state's and the Finnish State's joint proposal to elect a Nomination Committee consisting of five to seven ordinary members and also to adopt rules for the Nomination Committee

17. The shareholder Murray Swanson proposal to authorize the Board of Directors to pay compensation to the former management team of Sonera Corporation U.S.

Closing of the Annual General Meeting

Item 8 - Dividend

The Board of Directors proposes that a dividend of SEK 1.20 per share be distributed to the shareholders, and that April 29, 2005 be set as the record date for the dividend. If the Annual General Meeting adopts this proposal, it is estimated that disbursement from VPC AB will take place on May 4, 2005.

Item 14 - Proposal to authorize the board of directors to decide on a repurchase of the company's own shares through a purchase offer

The Board of Directors proposes that it be authorized by the Annual General Meeting of shareholders for the period until the next Annual General Meeting to decide on a repurchase of the company's own shares by a purchase offer directed to TeliaSonera's shareholders. Through the purchase offer TeliaSonera will be able to purchase not more than 4% of the total number of outstanding shares, whereby not more than 187,009,282 shares can be purchased. Currently, TeliaSonera does not hold any of its own shares. The assets of TeliaSonera's pension funds include shares in TeliaSonera of a market price totaling approximately SEK 84 million on 31 December 2004. The purchase offer will result in a payment to the shareholders of not more than approximately SEK 10 billion. It will be possible to purchase shares under the purchase offer for a cash amount exceeding the shares' market price at the Stockholm Stock Exchange and the Helsinki Stock Exchange.

The purchase offer will be carried out by the issuing of sales rights, whereby the shareholders of TeliaSonera will be able to realize the value of the premium resulting from TeliaSonera repurchasing the shares at a price exceeding the market value of the shares.

In case foreign legal and/or administrative rules make the purchase offer considerably more difficult to carry out in a specific jurisdiction, the board or a person appointed by the board is to be authorized to execute the disposal of sales rights on behalf of the shareholders involved and instead pay the cash amount received from disposing of the sales rights with due care.

A decision taken at the Annual General Meeting in accordance with the proposal made by the board as stated above requires that shareholders with at least two thirds of the votes cast as well as the shares represented at the meeting vote in favour of the proposal.

Item 15 - Reduction of the share premium fond

According to the financial statements of December 31, 2004, TeliaSonera's consolidated non-restricted equity was approximately SEK 42 billion and the parent company's non-restricted equity approximately SEK 25 billion. The Board of Directors proposes that the parent company's share premium reserve, which is included in restricted equity, shall be reduced with SEK 52,681,266,270 and the amount shall be transferred to a non-restricted reserve to be used in accordance with decisions by the general meeting of shareholders. The decision shall be subject to an approval by the district court. The purpose of the reduction of the share premium reserve is to add flexibility in using distributable equity. Following the proposed reduction of the share premium reserve, the share premium reserve will be zero.

Item 16 - Nomination Committee

The shareholders the Swedish state's and the Finnish state's proposal is, in essence, to elect a Nomination Committee that shall consist of five to seven ordinary members. The Nomination Committee shall consist of four members that represent each of the four shareholders with most votes that wish to participate, the chairman of the Board of Directors and two other members that may be elected directly by the Nomination Committee. The general meeting is also proposed to adopt rules for the Nomination Committee's duty of work, specifying i.a. that the Nomination Committee shall propose names of the board members, propose the chairman of the Board of Directors and, when applicable, propose the auditor(s) and also present proposals for remuneration. The Nomination Committee shall also propose to the Annual General Meeting the names of the members for following year's Nomination Committee. All the Nomination Committee's proposals shall be presented in the notice for the Annual General Meeting.

Shareholders representing approximately 64,2% of the stock and votes in the company have stated that they support the proposal.

If the Annual General Meeting decides to establish an Nomination Committee in accordance with the proposal above, it is proposed that Eva Halvarsson (Swedish state), Samuli Haapasalo (Finnish state), KG Lindvall (Robur) and Bjorn Lind (SEB) together with the chairman of the Board of Directors shall be part of the Nomination Committee.

Item 17 - Compensation to the former Management Team of Sonera Corporation U.S.

The shareholder Murray Swanson's proposal is, in essence, to authorize and instruct the Board of Directors to, within 90 days from the Annual General Meeting, pay to the former Management Team of Sonera Corporation U.S mutually agreeable compensation that fairly and appropriately recognizes the accomplishments and value created by that management team, provided however that the compensations may not be less than 2% nor more than 5% of the approximately 1.1 billion euro gains realized by Sonera on the sale of its investments in USA plus a 10 % return from March 31, 2001.

Annual Report etc.

The Annual Report and the Auditor's Report for fiscal year 2004 and also documents received from the shareholders that have raised items on the agenda will be available at the Company as of Tuesday April 12, 2005. All the documents will be kept available at TeliaSonera AB, Investor Relations, Sturegatan 1, Stockholm, Sweden, and are available by request to anyone who wishes to obtain them by writing to: TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden or by telephone +46-8-611 6015.

Item 1, 10, 11 and 12 concerning board members and compensation etc.

The nomination committee appointed by the Annual General Meeting presents the following proposals:

- Chairman of the meeting: Sven Unger

- Number of board members: Eight with no deputy board members

- Remuneration to the Board of Directors: To the chairman SEK 750,000, to the deputy chairman SEK 550,000 and to the other elected by the Annual General Meeting SEK 400,000 each. These remuneration figures are the same as for previous period. It is also proposed that the chairman of the board's audit committee receive remuneration with SEK 150,000 (previously 75,000) and to the other members of the board's audit committee SEK 100,000 (previously 50,000) and also remuneration to the chairman of the board's remuneration committee with SEK 40,000 (previously zero) and to the other members of the board's remuneration committee SEK 20,000 (previously zero). No remuneration will be payable to members who are employees in the TeliaSonera group.

- Election of Board of Directors: Re-election of Carl Bennet, Eva Liljeblom, Lennart Laftman, Sven-Christer Nilsson, Timo Peltola, Paul Smits, Caroline Sundewall och Tom von Weymarn. Roger Talermo has declined to offer himself for re-election.

Shareholders representing approximately 64,2% of the stock and votes in the company have stated that they support the proposals by the nomination committee.

Item 13 concerning chairman of the Board of Directors

The shareholders the Swedish state's and the Finnish state's propose that Tom von Weymarn is elected chairman of the Board of Directors and that Carl Bennet is elected deputy chairman of the Board of Directors.

Shareholders representing approximately 64,2% of the stock and votes in the company have stated that they support the proposals.

Stockholm, March 2005

The Board of Directors

SHAREHOLDERS' INFORMATION MEETING IN FINLAND

As a part of the ambition to continuously lower costs, the Annual General Meeting will only take place in Stockholm. A Finnish shareholders' information meeting will be arranged on April 27 at 5.30 p.m. Finnish time at the Finlandia House, Helsinki. The Finnish shareholders will there have the possibility to meet representatives from the management and the board in person. The meeting will be interpreted to and from Finnish and English.

Notice of intention to attend the Finnish Shareholders' information meeting can be done as described below, however not later than April 20:

-- by phone: +358 (0)2040 58444

-- by e-mail: communications-fi@sonera.com

Information and a link to the notification per e-mail can be found on TeliaSonera's website: www.teliasonera.com under section Investor Relations

CONTACT:
TeliaSonera's Press Office
+46-(0)8-713 58 30